Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Q1 2009	Q1 2008	2008	2007	2006	2005	2004
Income (loss) from continuing operations	$10,483	$(3,799)	$8,948	$26,432	$33,779	$36,552	$37,407
Additions:
Fixed charges
Interest expense	19,681	18,900	75,041	66,336	47,873	36,821	33,284
Capitalized interest	323	831	2,347	6,672	3,782	1,127	703

	20,004	19,731	77,388	73,008	51,655	37,948	33,987

Deductions:
Capitalized interest	(323)	(831)	(2,347)	(6,672)	(3,782)	(1,127)	(703)
Net income attributable to noncontrolling Interests	(49)	(57)	(211)	(217)	(204)	(172)	(155)

Adjusted earnings	$30,115	$15,044	$83,778	$92,551	$81,448	$73,201	$70,536

Fixed Charges (from above)	$20,004	$19,731	$77,388	$73,008	$51,655	$37,948	$33,987
Ratio of Earnings to Fixed Charges	1.51	(a )	1.08	1.27	1.58	1.93	2.08

(a)

Due to our loss from continuing operations during the quarter ended March 31, 2008, the coverage ratio was less than 1:1. We required additional earnings of $4,687,000 to achieve a coverage of 1:1. The loss in the quarter ended March 31, 2008 included the impact of the loss on extinguishment of debt of $8,449,000.